UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


         [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED December 31, 2001 OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                         Commission file number: 1-9250


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                ConsecoSave Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032

                                CONSECOSAVE PLAN


                                      INDEX

  a)  Financial Statements

         Report of Independent Accountants....................................................................    3

         Statement of Net Assets Available for Plan Benefits - December 31, 2001 and 2000.....................    4

         Statement of Changes in Net Assets Available for Plan Benefits
             for the year ended December 31, 2001.............................................................    5

         Notes to Financial Statements........................................................................    6

         Supplemental Schedules...............................................................................    12

  b)  Exhibit

         23        Consent of Independent Accountants


                                        2

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Plan Trustees
ConsecoSave Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the ConsecoSave Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP



June 27, 2002

                                CONSECOSAVE PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 2001 and 2000





                                                                                         2001               2000
                                                                                     ------------       ------------
Assets:

   Investments at fair value                                                          $214,244,117      $249,790,496

   Employer contribution receivable                                                      7,683,168         9,420,317

   Employee contribution receivable                                                        544,502           586,924
                                                                                      ------------      ------------

         Total assets                                                                  222,471,787       259,797,737

Liabilities:

   Excess contribution refunds due to participants                                         976,378              -
                                                                                      ------------      ------------

         Net assets available for plan benefits                                       $221,495,409      $259,797,737
                                                                                      ============      ============



















   The accompanying notes are an integral part of these financial statements.

                                CONSECOSAVE PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      for the year ended December 31, 2001






Investment loss:

   Interest and dividends                                                             $  4,558,889

   Net depreciation in the fair value of investments                                   (45,574,726)
                                                                                      ------------

      Net investment loss                                                              (41,015,837)
                                                                                      ------------

Contributions:

   Employee contributions                                                               25,122,911

   Employer contributions                                                                6,780,888
                                                                                      ------------

      Total contributions                                                               31,903,799
                                                                                      ------------

Deductions:

   Benefits paid                                                                        29,190,290
                                                                                      ------------

Net decrease in net assets available for plan benefits                                 (38,302,328)

Net assets available for plan benefits, beginning of year                              259,797,737
                                                                                      ------------

Net assets available for plan benefits, end of year                                   $221,495,409
                                                                                      ============




   The accompanying notes are an integral part of these financial statements.


                                CONSECOSAVE PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.  Summary of Significant Accounting Policies

The accompanying financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results may differ from these estimates.

Investments

The Plan provides the following investment options for voluntary employee contributions: (i) the following funds offered by Conseco Fund Group, which is managed by Conseco Capital Management, Inc., a wholly owned subsidiary of Conseco - Conseco Balanced Fund, Conseco 20 Fund, Conseco Convertible Securities Fund, Conseco High Yield Fund, Conseco Equity Fund, Conseco Fixed Income Fund and Conseco Money Market Fund; (ii) Conseco Stock Portfolio; (iii) Interest Income Portfolio; (iv) Vanguard Institutional Index Fund. Effective June 29, 2001, the Money Market Portfolio and the Standard and Poor's 500 Index ("S & P 500") Portfolio were replaced by the Conseco Fund Group Money Market Fund and the Vanguard Institutional Index Fund, respectively. Employer contributions are invested solely in the common stock of Conseco. The Plan's investments, except for the Conseco Stock portfolio, which is held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Bankers National Life Insurance Company, an indirect wholly owned subsidiary of Conseco.

The Conseco Balanced Fund invests in debt securities, equity securities, and money market instruments.

The Conseco 20 Fund generally invests at least 65 percent of its assets in common stocks of companies that the advisor believes have above-average growth prospects. The fund is non-diversified and will generally concentrate its investments in a core position of approximately 20 to 30 common stocks.

The Conseco Convertible Securities Fund generally invests at least 65 percent of the fund's assets in convertible securities. These are often lower grade investment quality than other types of investments. At any given time over 50 percent of the fund's assets may be invested in below investment grade securities.

The Conseco High Yield Fund seeks to provide a high level of current income with a secondary objective of capital appreciation. The fund generally invests at least 65 percent of the fund's assets in below investment grade securities.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



1.  Summary of Significant Accounting Policies (Continued)


Investments (continued)

The Conseco Equity Fund invests primarily in equity securities and other securities having the investment characteristics of common stocks.

The Conseco Fixed Income Fund invests primarily in investment-grade debt securities.

The Conseco Money Market Fund invests exclusively in high quality short-term money market instruments.

The Vanguard Institutional Index Fund invests in stocks that make up the Standard & Poor's 500 Index, which is dominated by the stocks of large U.S. companies.

The above funds are valued using the net asset value at the end of each New York Stock Exchange business day.

The Conseco Stock Portfolio only invests in the common stock of Conseco except for cash which remains in the fund to meet the fund's liquidity needs. The Conseco common stock is valued at its closing market price on the New York Stock Exchange.

The Interest Income Portfolio consists of guaranteed interest contracts. The guaranteed interest contracts are carried at the accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 6.13 percent and 5.84 percent for years ended December 31, 2001 and 2000, respectively). Such carrying values approximate fair values. As of January 1, 2002, the contract, interest rate, and expiration date are as follows:


     Conseco Variable Insurance Company, an
        indirect wholly owned subsidiary of Conseco - 5.00% June 30, 2002


The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates fair value.

The S & P 500 Portfolio invests in a Standard and Poor's Depository Receipt, which is a trust that is traded on the American Stock Exchange (Ticker Symbol
SPY) and is intended to track the price performance and dividend yield of the S & P 500 Index. The S & P 500 Portfolio is valued using the net asset value at the end of each New York Stock Exchange business day.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


1.  Summary of Significant Accounting Policies (Continued)

Investments (continued)

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Operating expenses and maintenance fees incurred during the years ended December 31, 2001 and 2000, of $654,904 and $801,510, respectively, were paid by Conseco Services, LLC ("CSL"), the Plan sponsor and a wholly owned subsidiary of Conseco, on behalf of the Plan. Future payment of such expenses by CSL is at its discretion.

Income Taxes

Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code (the "IRC"), the Plan is qualified and the ConsecoSave Trust, a trust established under the Plan, is tax-exempt. The Plan has been amended since receiving its last determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.


2.  Plan Description

The Plan is a defined contribution plan pursuant to Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established on April 1, 1989, and amended and restated on January 1, 1993, October 1, 1995, January 1, 1997, and November 15, 1999, the Plan includes all employees of CSL as determined pursuant to the Plan of CSL and any participating employer (unless otherwise excluded pursuant to the Plan). Participation is voluntary. Every employee is eligible to become a participant on the first day of the fourth month immediately following the employee's date of hire.

Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($10,500 for pre-tax contributions for 2001). Participants can make pre-tax and/or after-tax contributions. Participants designate the portfolios in which their contributions are invested.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



2.  Plan Description (continued)


The employer matches 50.0 percent of each participant's pre-tax contributions up to a maximum of 6.0 percent of the participant's annual earnings. All employer contributions are made to the Conseco Stock Portfolio. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions.

ERISA and the IRC provide that qualified plans, such as the Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k)(3) and 401(m) limits and all earnings attributable to such contributions. Amounts in excess of the limits discussed above are presented in the statement of net assets available for plan benefits as "Excess contribution refunds due to participants" and generally were refunded within 2-1/2 months of the Plan's year end.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants have a gradual vesting schedule based upon length of service and are fully vested in Conseco's contributions after six years of service. At December 31, 2001, forfeited non-vested amounts totaled $328,613. These non-vested interests of withdrawn participants were used to reduce the employer contribution receivable at December 31, 2001.

Benefits under the Plan are paid in cash in a lump sum, in quarterly or annual installment payments, whole shares of Conseco common stock, or a combination thereof. Participants may make withdrawals after reaching age 55 or 59 1/2, and under certain circumstances are allowed to make hardship withdrawals and after-tax deposit account withdrawals. Participants are permitted to transfer account balances between portfolios, except the Conseco Stock Portfolio, at any time in 1.0 percent increments. Transfers involving participant-directed contributions to the Conseco Stock Portfolio may only be made during a 10-business day period each quarter, beginning on the 3rd business day following the quarterly earnings release.

Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, excluding employer contributions, to a maximum loan of $50,000. Only one loan may be outstanding at a time. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum. As of December 31, 2001, the participant loans had interest rates ranging from 5.0 percent to 10.5 percent, and maturity dates ranging from January 2002 to October 2017.

The Plan is administered by CSL which establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, CSL has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be non-forfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


2.  Plan Description (continued)

The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.


3.  Investments

Investments that represent 5 percent or more of the Plan's net assets available for Plan benefits as of December 31, 2001 and 2000, are summarized as follows:


                                                  2001               2000
                                                  ----               ----
Conseco Equity Fund                           $78,423,637        $99,279,935
Vanguard Institutional Index Fund              30,788,904             (b)
Conseco Money Market Fund                      30,557,814             (b)
Fixed Income Fund                              17,391,698         12,818,946
Conseco Stock Portfolio    (a)                 17,100,082         32,487,490
Interest Income Portfolio                      16,428,441         15,230,244
S&P 500 Portfolio                                  (b)            37,854,420
Money Market Portfolio                             (b)            25,187,447

-----------------------
(a) Includes both participant-directed and non-participant-directed investments.
(b) Effective June 29, 2001, the Money Market Portfolio and the Standard and Poor's 500 Index ("S & P 500") Portfolio were replaced by the Conseco Fund Group Money Market Fund and the Vanguard Institutional Index Fund, respectively.


During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:


         Various investment portfolios, primarily
           mutual funds of the Conseco Fund Group                $(20,016,298)
         Conseco Stock Portfolio                                  (25,558,428)
                                                                 ------------
                                                                 $(45,574,726)
                                                                 ============

                                CONSECOSAVE PLAN

4.   Conseco Stock Portfolio

The Conseco Stock Portfolio includes both participant-directed and nonparticipant-directed investments. Changes in net assets relating to this portfolio for the year ended December 31, 2001, are as follows:




Net investment loss:

   Interest and dividends                             $     37,931

   Net depreciation in fair value of investments       (25,558,428)
                                                      ------------

        Net investment loss                            (25,520,497)
                                                      ------------
Contributions:

   Employee contributions                                4,142,251

   Employer contributions                                8,518,037
                                                      ------------

        Total contributions                             12,660,288
                                                      ------------

Deductions:

   Benefits paid                                         4,921,578
                                                      ------------


Net employee transfers to participant-
  directed investments                                   2,394,379
                                                      ------------

Net decrease for the year                              (15,387,408)


Balance, beginning of year                              32,487,490
                                                      ------------

Balance, end of year                                  $ 17,100,082
                                                      ============




                                           CONSECOSAVE PLAN

                  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                         As of December 31, 2001



 (a)                  (b)                                               (c)                                 (d)            (e)
         Identity of Issuer, Borrower,                              Description                            Total         Current
            Lessor or Similar Party                                of Investment                            Cost          Value

------------------------------------------------------------------------------------------------------------------------------------

       Conseco Fund Group                989,773 shares of Conseco Balanced Fund                        $ 12,235,461 $ 10,115,479
       Conseco Fund Group                845,428 shares of Conseco 20 Fund                                11,085,374    5,182,477
       Conseco Fund Group                145,956 shares of Conseco Convertible Securities Fund             1,877,734    1,404,096
       Conseco Fund Group                126,293 shares of Conseco High Yield Fund                         1,075,314      983,826
       Conseco Fund Group                8,627,463 shares of Conseco Equity Fund                         107,268,889   78,423,637
       Conseco Fund Group                1,708,418 shares of Conseco Fixed Income Fund                    17,138,807   17,391,698
       Conseco Fund Group                30,557,814 shares of Conseco Money Market Fund                   30,557,814   30,557,814
       Conseco, Inc.                     3,739,215 shares of Conseco, Inc. Common Stock                   55,007,468   17,100,082(a)
       Conseco Variable Insurance        Guaranteed interest contract, interest rate-5.00%,
         Company                           maturity date-December 31, 2002 (Interest Income Portfolio)    16,428,441   16,428,441
       Vanguard Group                    293,535 shares of Vanguard Institutional Index Fund              32,594,402   30,788,904
       Participant loans                 Interest rates from 5.0% to 10.5%, maturity dates from
                                             January 2002 to October 2017                                  5,867,663    5,867,663
                                                                                                        ------------ ------------
       Total Assets Held for Investment
         Purposes                                                                                       $291,137,367 $214,244,117
                                                                                                        ============ ============

------------------
 (a)  Includes $359,650 of short-term investments.

                                CONSECOSAVE PLAN
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 2001




                                                                                                Current
                                                                                                Value of
Identity             Description         Number                                     Cost         Asset on          Net
of Party                 of               of           Purchase     Selling          of        Transaction        Gain
Involved             Transactions      Transactions     Price        Price          Asset         Date           (Loss)
--------------------------------------------------------------------------------- -----------------------------------------


Conseco, Inc.       Purchases of
                    Conseco, Inc.
                    common stock          41           13,952,845          -               -      13,952,845         -

                    Sales of
                    Conseco, Inc.
                    common stock          23                 -       2,856,187       3,248,253     2,856,187    (392,066)



                                CONSECOSAVE PLAN




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             CONSECOSAVE PLAN


Dated:  June 27, 2002                        By: /s/ William J. Shea
                                                 -----------------------------
                                                 William J. Shea, Trustee